UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
Via Renewables, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
8.75% Series A Fixed-to-Floating Rate
Cumulative Redeemable Perpetual Preferred Stock, par value $0.01 per share
(Title of Class of Securities)
92556D205
(CUSIP Number of Class of Securities)
W. Keith Maxwell III
Chief Executive Officer and Chairman
Via Renewables, Inc.
12140 Wickchester Ln, Suite 100
Houston, Texas 77079
(713) 600-2600
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
Copy to:
Darrell W. Taylor
Cokinos Young
1221 Lamar St.
16th Floor
Houston, TX 77010
(713) 535-5500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	☐	third-party tender offer subject to Rule 14d-1.
	☒	issuer tender offer subject to Rule 13e-4.
	☐	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
	☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
	☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Tender Offer Statement on Schedule TO relates to the offer by Via Renewables, Inc., a Delaware corporation (the “Company”), to purchase up to 200,000 shares of 8.75% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”), at a purchase price of $22.50 per share, in cash, upon the terms and subject to the conditions described in the Offer to Purchase, dated January 16, 2025 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as they may be amended or supplemented from time to time, the “Tender Offer”), a copy of which is attached hereto as Exhibit (a)(1)(B). This Tender Offer Statement on Schedule TO is being filed in accordance with Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
The information contained in the Offer to Purchase and the Letter of Transmittal is hereby incorporated by reference in response to all the items of this Schedule TO, and as more particularly set forth below.
Item 1.	Summary Term Sheet.
The information under the heading “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.
Item 2.	Subject Company Information.
(a) The name of the issuer is Via Renewables, Inc. The address and telephone number of the issuer’s principal executive offices are 12140 Wickchester Ln, Suite 100, Houston, Texas 77079, (713) 600-2600.
(b) The subject securities are Series A Preferred Stock of Via Renewables, Inc. As of January 15, 2025, there were 3,380,440 shares of Series A Preferred Stock outstanding.
(c) Information about the trading market and price of the Series A Preferred Stock set forth in the Offer to Purchase under the heading “Section 7—Price Range of Series A Preferred Stock; Dividends” is incorporated herein by reference.
Item 3.	Identity and Background of Filing Person.
(a) The filing person to which this Schedule TO relates is Via Renewables, Inc. The address and telephone number of the Company is set forth under Item 2(a) above.
Item 4.	Terms of the Transaction.
(a) The material terms of the transaction set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Section 1—Number of Shares of Series A Preferred Stock; Purchase Price; Proration,” “Section 3—Procedures for Tendering Series A Preferred Stock,” “Section 4—Withdrawal Rights,” “Section 5—Purchase of Series A Preferred Stock and Payment of Purchase Price,” “Section 6—Conditions of the Tender Offer,” “Section 8—Source and Amount of Funds,” “Section 11—Effects of the Tender Offer on the Market for Series A Preferred Stock; Registration under the Exchange Act,” “Section 13—Certain U.S. Federal Income Tax Considerations” and “Section 14—Extension of the Tender Offer; Termination; Amendment” are incorporated herein by reference.
(b) Information regarding purchases from officers, directors and affiliates of the Company set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “Section 10—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Company’s Securities” is incorporated herein by reference.
Item 5.	Past Contracts, Transactions, Negotiations and Agreements.
(a) The information set forth in the Offer to Purchase under the heading “Section 10—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Company’s Securities” is incorporated herein by reference.
Item 6.	Purposes of the Transaction and Plans or Proposals.
(a) The information regarding the purpose of the transaction set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “Section 2—Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans” is incorporated herein by reference.

(b) The information regarding the treatment of shares of Series A Preferred Stock acquired pursuant to the Tender Offer set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “Section 2—Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans” is incorporated herein by reference.
(c) Information about any plans or proposals set forth in the Offer to Purchase under the heading “Section 2—Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans” is incorporated herein by reference.
Item 7.	Source and Amount of Funds or Other Consideration.
(a) Information regarding the source of funds set forth in the Offer to Purchase under the heading “Section 8—Source and Amount of Funds” is incorporated herein by reference.
(b) Not applicable.
(c) Not applicable.
Item 8.	Interest in Securities of the Subject Company.
(a) The information set forth under the headings “Section 9— Certain Information Concerning the Company” and “Section 10—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Company’s Securities” in the Offer to Purchase is incorporated herein by reference.
(b) The information set forth under the heading “Section 10—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Company’s Securities” in the Offer to Purchase is incorporated herein by reference.
Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.
(a) The information set forth under the headings “Summary Term Sheet” and “Section 15—Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.
Item 10.	Financial Statements.
(a) Not applicable.
(b) Not applicable.
Item 11.	Additional Information.
(a)(1) The information set forth under the headings “Summary Term Sheet” and “Section 10—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Company’s Securities” in the Offer to Purchase is incorporated herein by reference. The Company will amend this Schedule TO to reflect material changes to information incorporated by reference in the Offer to Purchase to the extent required by Rule 13e-4(d)(2).
(a)(2) The information set forth under the heading “Section 12—Legal Matters; Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.
(a)(3) The information set forth under the heading “Section 12—Legal Matters; Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.
(a)(4) Not applicable.
(a)(5) There are no material pending legal proceedings relating to the Tender Offer.
(c) The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference.
The Company will amend this Schedule TO to include documents that the Company may file with the Securities and Exchange Commission after the date of the Offer to Purchase to the extent required by Rule 13e-4(d)(2) of the Exchange Act.

Item 12.	Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated January 16, 2025.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(2)	None.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)	Press release issued by Via Renewables, Inc. on January 16, 2025.
(b)	Not applicable.
(d)(1)
Spark HoldCo. Third Amended and Restated Limited Liability Agreement, dated as of March 15, 2017, by and among Via Renewables, Inc., Retailco, LLC and NuDevco Retail, LLC (incorporated by reference to Exhibit 10.1 to Quarterly Report on Form 10-Q (Commission File No. 001-36559) filed on May 8, 2017).

(d)(2)
Amendment No. 1, dated as of January 26, 2018, to Third Amended and Restated Limited Liability Company Agreement of Spark Holdco, LLC (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K (Commission File No. 001-36559) filed on January 26, 2018).

(d)(3)
Amendment No. 2 to the Third Amended and Restated Limited Liability Company Agreement of Spark Holdco, LLC, dated as of March 30, 2020, by and between Via Renewables, Inc., Spark HoldCo, LLC, NuDevco Retail, LLC and Retailco, LLC (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K (Commission File No. 001-36559) filed on April 3, 2020).

(d)(4)
Amendment No. 3 to the Third Amended and Restated Limited Liability Company Agreement of Spark Holdco, LLC, dated as of October 30, 2024, by and between Via Renewables, Inc., Spark HoldCo, LLC, NuDevco Retail, LLC and Retailco, LLC (incorporated by reference to Exhibit 10.4 to Current Report on Form 8-K (Commission File No. 001-36559) filed on October 31, 2024).

(d)(5)	Spark Energy, Inc. Long-Term Incentive Plan (incorporated by reference to Exhibit 4.3 to Registration Statement on Form S-8 (Commission File No. 333-197738) filed on July 31, 2014).
(d)(6)
Spark Energy, Inc. Amended and Restated Long-Term Incentive Plan (incorporated by reference to Exhibit 10.3 to Quarterly Report on Form 10-Q (Commission File No. 001-36559) filed on November 10, 2016).

(d)(7)	Spark Energy, Inc. Second Amended and Restated Long Term Incentive Plan (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K (Commission File No. 001-36559) filed on May 23, 2019).
(d)(8)	Form of Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.4 to Registration Statement on Form S-1 (Commission File No. 333-196375) filed on June 30, 2014).
(d)(9)	Form of Restricted Stock Unit Agreement (Second A&R LTIP) (incorporated by reference to Exhibit 10.2 to Quarterly Report on Form 10-Q (Commission File No. 001-36559) filed on August 5, 2020).
(d)(10)	Form of Notice of Grant of Restricted Stock Unit (incorporated by reference to Exhibit 10.5 to Registration Statement on Form S-1 (Commission File No. 333-197738) filed on June 30, 2014).
(d)(11)
Form of Notice of Grant of Restricted Stock Unit (Change in Control Restricted Stock Units (incorporated by reference to Exhibit 10.5 to Quarterly Report on Form 10-Q (Commission File No. 333-196375) filed on August 3, 2018).

(d)(12)	Form of Notice of Grant of Restricted Stock Unit (Second A&R LTIP) (incorporated by reference to Exhibit 10.3 to Quarterly Report on Form 10-Q (Commission File No. 001-36559) filed on August 5, 2020).

Exhibit Number	Description
(d)(13)
Indemnification Agreement, dated August 1, 2014, by and between Spark Energy, Inc. and W. Keith Maxwell III (incorporated by reference to Exhibit 10.5 to Current Report on Form 8-K (Commission File No. 001-36559) filed on August 4, 2014).

(d)(14)
Indemnification Agreement, dated August 1, 2014, by and between Spark Energy, Inc. and Kenneth M. Hartwick (incorporated by reference to Exhibit 10.12 to Current Report on Form 8-K (Commission File No. 001-36559) filed on August 4, 2014).

(d)(15)
Indemnification Agreement, dated August 29, 2019, by and among Spark Energy, Inc. and Amanda Bush (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K (Commission File No. 001-36559) filed on August 30, 2019).

(d)(16)
Indemnification Agreement, dated as of June 7, 2023, by and between Via Renewables, Inc. and A. Stephen Kennedy (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K (Commission File No. 001-36559) filed on June 12, 2023).

(d)(17)
Employment Agreement, effective as of March 13, 2020, by and between Spark Energy, Inc. and W. Keith Maxwell III (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K (Commission File No. 001-36559) filed on March 19, 2020).

(d)(18)
Employment Agreement, effective as of November 4, 2021, by and between Via Renewables, Inc. and Miguel “Mike” Barajas (incorporated by reference to Exhibit 10.5 to Quarterly Report on Form 10-Q (Commission File No. 001-36559) filed on November 4, 2021).

(d)(19)
Employment Agreement, effective as of November 4, 2021, by and between Via Renewables, Inc. and Paul Konikowski (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K (Commission File No. 001-36559) filed on November 8, 2021).

(d)(20)
Engagement Letter Agreement, dated August 27, 2020, by and among Spark Energy, Inc. and Good Counsel Legal Services, LLC (incorporated by reference to Exhibit 10.47 to Annual Report on Form 10-K (Commission File No. 001-36559) filed on March 4, 2021).

(d)(21)
Amendment to Engagement Letter Agreement, dated August 1, 2021, by and between Good Counsel Legal Services, LLC and Spark Energy, LLC. (incorporated by reference to Exhibit 10.3 to Quarterly Report on Form 10-Q (Commission File No. 001-36559) filed on November 4, 2021).

(d)(22)
Amendment No. 2 to Engagement Letter Agreement, dated November 28, 2022, by and between Good Counsel Group, LLC and Spark Energy, LLC. (incorporated by reference to Exhibit 10.1 to Quarterly Report on Form 10-Q (Commission File No. 001-36559) filed on May 4, 2023).

(d)(23)
Amendment to Engagement Letter Agreement, dated July 5, 2023, by and between Good Counsel Group, LLC and Spark Energy, LLC. (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K (Commission File No. 001-36559) filed on July 6, 2023).

107	Calculation of Filing Fees

Item 13.	Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VIA RENEWABLES, INC.

By:	/s/ Mike Barajas
Name:	Mike Barajas
Title:	Chief Financial Officer
Date:	January 16, 2025